doodeo

About Doodeo

An online platform created to be the LinkedIn for Entertainers, where talented individuals can earn credibility, showcase their talents, find work, and get discovered. It is also designed to connect those entertainers with the people who are seeking the talent they need for their specific projects and events.

MVP Launch
June 2019

Verified entertainers
2194

Capital Raised
$ 166k

Growth
111%

Team
9 people

Market size
$40.7B (USA)
$314B (Globally by 2022)

Team



Rony Hage
Founder, CEO



Geraldo Pereira
Head of Growth



Veronika Sabir-Idrissi
Marketing Manager



Vijendra Kumar
Head of Engineering

Advisors



Evan Luthra
Executive Advisor and Investor - Growth
Forbes



Irene Chung
Executive Advisor - Technical and leadership

How do entertainers find opportunities today ?

Statistically, performing artists have the highest rate of self-employment among other professions, meaning they always have to look for an income source. Entertainers use all social media platforms to put themselves out there, registers to gig listings, speaks to event planners, searches on Google on Craigslist, builds up a profile on LinkedIn, spends hours revisiting most of these platforms, visits physical venues to pitch their performance, and the list is never-ending. To put it for you visually, check out the image on the right.


$59.99
LinkedIn
5%
Gigsalad
5%
Gigmasters
OPPORTUNITIES
PROMOTING
NETWORKING
2.5 hours
Reddit
3 hours
Craigslist

Doodeo is here to innovate the process:

With our features, entertainers are able to:

- **Showcase talent**
- **Find gigs**
- **Connect**
- **Livestream** (coming soon)
- **Get discovered**
- **Review analytics**
- **Link social media accounts**
- **Customize profile link**
- **Target search**

Ultimate vision



Emma Smith

Singer

facebook.com/emmasmith

instagram.com/emmasmith

youtube.com/emmasmith

doodeo.com/emmasmith

Become the professional social profile shared by entertainers.

Growth highlight

111% average growth

week-over-week



NEW ACCOUNT GROWTH
2100
2000
1900
1800
1700
1600
1500
1400
Apr 5 2020
Apr 19 2020
May 3 2020
May 17 2020
May 31 2020
Jun 14 2020
Jun 27 2020

Source: Google Analytics and Doodeo Admin panel

Projected revenue

2022

$14,922,646

2023

$29,538,616

2024

$47,240,485

Forward-looking projections cannot be guaranteed.

Revenue streams

PRO SUBSCRIPTION

Giving entertainers an advantage and put them in front of the line. (Launching in Jan 2021)

ADS

With few clicks of a button, ads can be created within our niche audience. (In testing mode)

GIG FEES

5% charged to free users and 2.5% to Pro users. (Launching in Q2 2021)

LIVESTREAMING FEES

20% charged to free users and 15% to Pro users. (Launching in Q1 2021)

FUTURE PLANS

- Patrons fees
- Instructor page
- Organization fees

Already recognized by Celebrities!


Charlie Sheen
July 29 at 7:12 AM ·
Even if you get discovered on Doodeo, you need to rehearse!
45
6 Comments 3 Shares
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Ludacris
August 10 at 6:33 AM ·
I had no Doodeo at my time. Now, don't give me excuses!
235
36 Comments 7 Shares
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Find out more

https://wefunder.com/doodeo

As seen on Forbes